News Release

NYK LOGISTICS & MEGACARRIER

me, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

March 7, 2007

SUPPL

NYK Secures Charter Contract with Taiwan Power Company

Nippon Yusen Kaisha (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara) has secured a charter contract with Taiwan Power Company.*

This contract is for the transport of 1,000,000 tons of coal to Taiwan from Indonesia and Australia. The contract term is from March 2007 to January 2008, and this is the third consecutive year since 2005 that NYK and Taiwan Power Company have agreed to a one-year contract.

Due to recent increases in petroleum prices, most electric companies are focusing on fossil fuels such as coal, which is abundant and cost-efficient. This increases the demand for coal transportation. NYK will further expand its transportation business by responding to the needs of worldwide power suppliers.

Outline of charter contract:

Contract term:	March 2007–January 2008
Carrier used:	Bulk carrier (Panamax type)

*Taiwan Power Company

Taiwan Power Company was established in 1946 and is the only electric power distributor in Taiwan. Its total energy production including IPP in 2005 was 189.7 billion kilowatts. The power production distribution is 43.6% coal, 20.2% nuclear, 19.8% LNG, 6.7% cogeneration, 5.5% petroleum, 2.2% renewable energy, and 2% pumped storage.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of

planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

March 16, 2007

NYK's Japan Logistics Subsidiaries to Merge

On October 1, 2007, NYK will consolidate its two Japan logistics subsidiaries, JIT Corporation (President: Takashi Kobayashi) and NYK Logistics Japan Co. Ltd. (President: Masahiko Fukatsu), under the sole name of NYK Logistics Japan Co. Ltd., which will remain headquartered in Tokyo.

JIT Corporation was founded in 1983 as an NVOCC (Nonvessel Operating Common Carrier), and the company attained sales of about 12.4 billion yen in fiscal 2005. NYK Logistics Japan was founded in 2004 to provide third-party logistics services by linking the services offered by NYK Group logistics companies around the world. This merger will allow the two companies to unite NYK Logistics Japan's advanced know-how of supply-chain solutions with the long-term customer relationships established by JIT, thus building on years of strong sales performances and giving the united company the capacity to offer competitive and more customer-centric services.

- Current Profiles

Name	JIT Corporation	NYK Logistics Japan Co. Ltd.
Services	International forwarding(NVOCC)	Forwarding; 3PL
Founded	December 1983	April 2004
Headquarters	6-16-12 Ginza, Chuo-ku, Tokyo	6-16-12 Ginza, Chuo-ku, Tokyo
Representatives	Takashi Kobayashi	Masahiko Fukatsu
Capital	490 million yen	100 million yen
Employees	177	25
Revenue (Mar 2006)	12.465 billion yen	2.045 billion yen

- Profile of New Company

Name	NYK Logistics Japan Co. Ltd.
Services	International forwarding (NVOCC); 3PL
Headquarters	6-16-12 Ginza, Chuo-ku, Tokyo
Capital	490 million yen
Employees	202
Revenue (Mar 2008)	16.5 billion yen (estimated)

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

March 19, 2007

NYK to Order Two WOZMAX Ore Carriers

Nippon Yusen Kaisha (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara) has reached an agreement with Namura Shipbuilding Co. Ltd. (Head office: Nishi-ku, Osaka) to order two 250,000-ton ore carriers, referred to as WOZMAX* ore carriers. This will be the first time for an ore carrier of this size to be built. Both vessels are to be completed by 2010 and 2011, and will be used for ore transport from Western Australia.

A signing ceremony was held on March 19 at the Palace Hotel in Tokyo. From Namura Shipbuilding, Mr. Tatsuhiko Namura, president; Mr. Shuzou Yoshioka; director, executive officer, and senior general manager of the Shipbuilding and Offshore Division; and Mr. Mikinori Ikeda, executive officer and deputy senior general manager of the Shipbuilding and Offshore Division; were in attendance. They were joined from NYK by Mr. Shinji Kobayashi, managing director; Mr. Hidenori Hono, managing corporate officer; and Mr. Hiroshi Hiramatsu, corporate officer.

Due to design limitations on the load draft of ships transporting ore from Western Australia, conventional carriers were generally only built to have a maximum 230,000-ton loading capacity. However, through cooperative efforts from the initial planning stage, NYK was able to develop a larger carrier. This will allow the company to stay competitive by better responding to the recent increasing demand for ore transport.

NYK will continue to strive to increase its competitiveness and improve the quality of its services by proactively making efforts to strengthen its equipment and facilities, including developing new vessels.

*WOZMAX

The name of a newly designed 250,000-ton ore carrier built by Namura Shipbuilding Co. Ltd. The "W" stands for Western Australia, "OZ" is common slang for Australia, and "MAX" refers to the maximum-size vessel for ore transport from Western Australia. Namura Shipbuilding hopes this newly designed vessel will receive a warm welcome at ports around the world.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

END